Filed by Aetna Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

of the Securities Exchange Act of 1934

Subject Company: Aetna Inc.

(Commission File No. for Registration Statement on

Form S-4 filed by CVS Heath Corporation: 333-222412)

CVS Health – Aetna integration planning update 2 © 201 8 A etna Inc. Key accomplishments x Kicked off integration planning in early February, bringing together more than 100 dedicated colleagues from across CVS Health and Aetna x Organized integration planning teams 79 % of the combined group have worked on prior integrations What’s next x Four summits will be held over the course of integration planning; summit goals include identifying best practices and interdependencies, and preparing for Day 1 readiness after close. Week of March 26 First Integration Planning Summit The following communication was made available by Aetna:

Important Information for Investors and Shareholders 2 No Offer or Solicitation This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of a ny vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of se curities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requiremen ts of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It In connection with the proposed transaction between CVS Health Corporation (“CVS Health”) and Aetna Inc. (“Aetna”), on Februa ry 9, 2018, CVS Health filed with the Securities and Exchange Commission (the “SEC”) an amendment to the registration statement on Form S - 4 that was original ly filed on January 4, 2018. The registration statement includes a joint proxy statement of CVS Health and Aetna that also constitutes a prospectus of CVS Health. The registration statement was declared effective by the SEC on February 9, 2018, and CVS Health and Aetna commenced mailing the def initive joint proxy statement/prospectus to stockholders of CVS Health and shareholders of Aetna on or about February 12, 2018. INVESTORS AND SE CUR ITY HOLDERS OF CVS HEALTH AND AETNA ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT WILL BE FIL ED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and secur ity holders may obtain free copies of the registration statement and the definitive joint proxy statement/prospectus and other documents fil ed with the SEC by CVS Health or Aetna through the website maintained by the SEC at http:// www.sec.gov . Copies of the documents filed with the SEC by CVS Health are available free of charge within the Investors section of CVS Health’s Web site at http:// www.cvshealth.com /investors or by contacting CVS Health’s Investor Relations Department at 800 - 201 - 0938. Copies of the documents filed with the SEC by Aetna are available free of charge on Aetna’s interne t website at http:// www.Aetna.com or by contacting Aetna’s Investor Relations Department at 860 - 273 - 0896.

Important Information for Investors and Shareholders 3 Participants in Solicitation CVS Health, Aetna, their respective directors and certain of their respective executive officers may be considered participan ts in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of CVS Health is set forth in its Annual Report on Form 10 - K for the year ended December 31, 2016, which was filed with the SEC on February 9, 2017, its proxy statement for its 2017 annu al meeting of stockholders, which was filed with the SEC on March 31, 2017, and certain of its Current Reports on Form 8 - K. Information about the directors and executive officers of Aetna is set forth in its Annual Report on Form 10 - K for the year ended December 31 , 2017, which was filed with the SEC on February 23, 2018, its proxy statement for its 2017 annual meeting of shareholders, which was filed with the SEC on April 7, 2017, and certain of its Curr ent Reports on Form 8 - K. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, b y s ecurity holdings or otherwise, are contained in the definitive joint proxy statement/prospectus filed with the SEC and other relevant materials to be filed with th e SEC when they become available. Cautionary Statement Regarding Forward - Looking Statements The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides a safe harbor for forward - looking statements ma de by or on behalf of CVS Health or Aetna. This communication may contain forward - looking statements within the meaning of the Reform Act. You can gener ally identify forward - looking statements by the use of forward - looking terminology such as “anticipate,” “believe,” “can,” “continue,” “could,” “estim ate,” “evaluate,” “expect,” “explore,” “forecast,” “guidance,” “intend,” “likely,” “may,” “might,” “outlook,” “plan,” “potential,” “predict,” “probable,” “p roject,” “seek,” “should,” “view,” or “will,” or the negative thereof or other variations thereon or comparable terminology. These forward - looking stateme nts are only predictions and involve known and unknown risks and uncertainties, many of which are beyond CVS Health’s and Aetna’s control. Important Information for Investors and Shareholders

Important Information for Investors and Shareholders

Statements in this communication regarding CVS Health and Aetna that are forward-looking, including CVS Health's and Aetna's projections as to the closing date for the pending acquisition of Aetna (the "transaction"), the extent of, and the time necessary to obtain, the regulatory approvals required for the transaction, the anticipated benefits of the transaction, the impact of the transaction on CVS Health's and Aetna's businesses, the expected terms and scope of the expected financing for the transaction, the ownership percentages of CVS Health's common stock of CVS Health stockholders and Aetna shareholders at closing, the aggregate amount of indebtedness of CVS Health following the closing of the transaction, CVS Health's expectations regarding debt repayment and its debt to capital ratio following the closing of the transaction, CVS Health's and Aetna's respective share repurchase programs and ability and intent to declare future dividend payments, the number of prescriptions used by people served by the combined companies' pharmacy benefit business, the synergies from the transaction, and CVS Health's, Aetna's and/or the combined company's future operating results, are based on CVS Health's and Aetna's managements' estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond their control. In particular, projected financial information for the combined businesses of CVS Health and Aetna is based on estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of CVS Health and Aetna. Important risk factors related to the transaction could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the risk that a condition to the closing of the proposed transaction may not be satisfied; the outcome of litigation related to the transaction; the ability to achieve the synergies and value creation contemplated; CVS Health's ability to promptly and effectively integrate Aetna's businesses; and the diversion of and attention of management of both CVS Health and Aetna on transaction-related issues.

aetna

Important Information for Investors and Shareholders 5 In addition, this communication may contain forward - looking statements regarding CVS Health’s or Aetna’s respective businesses, financial condition and results of operations. These forward - looking statements also involve risks, uncertainties and assumptions, some of which may no t be presently known to CVS Health or Aetna or that they currently believe to be immaterial also may cause CVS Health’s or Aetna’s actual results to diff er materially from those expressed in the forward - looking statements, adversely impact their respective businesses, CVS Health’s ability to complete the transactio n and/or CVS Health’s ability to realize the expected benefits from the transaction. Should any risks and uncertainties develop into actual events, these dev elopments could have a material adverse effect on the transaction and/or CVS Health or Aetna, CVS Health’s ability to successfully complete the tran sac tion and/or realize the expected benefits from the transaction. Additional information concerning these risks, uncertainties and assumptions can be fou nd in CVS Health’s and Aetna’s respective filings with the SEC, including the risk factors discussed in “Item 1.A. Risk Factors” in CVS Health’s and Ae tna’s most recent Annual Reports on Form 10 - K, as updated by their Quarterly Reports on Form 10 - Q and future filings with the SEC. You are cautioned not to place undue reliance on CVS Health’s and Aetna’s forward - looking statements. These forward - looking sta tements are and will be based upon management’s then - current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither CVS Health nor Aetna assumes any duty to update or revise forward - looking statements, whether as a res ult of new information, future events or otherwise, as of any future date. Important Information for Investors and Shareholders